FOR IMMEDIATE RELEASE: DOCEBO LAUNCHES SECONDARY BOUGHT DEAL OFFERING IN CANADA AND THE UNITED STATES TORONTO, ONTARIO, September 16, 2021 – Docebo Inc. (“Docebo” or the “Company”) (TSX: DCBO; Nasdaq: DCBO) today announced that certain of its shareholders, namely Intercap Equity Inc. (“Intercap”), Claudio Erba (“Erba”) and Alessio Artuffo (“Artuffo” and together with Intercap and Erba, the “Selling Shareholders”) have entered into an agreement with an underwriting syndicate led by Canaccord Genuity Corp., the sole bookrunner (collectively, the “Underwriters”) to complete a secondary offering (the “Offering”), on a bought deal basis, of an aggregate of 1,000,000 common shares at a purchase price of C$112 per common share for aggregate gross proceeds of C$112 million to the Selling Shareholders. Under the agreement, 900,000 common shares will be offered by Intercap, 75,000 common shares will be offered by Erba and 25,000 common shares will be offered by Artuffo. The Selling Shareholders have also granted the Underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the Offering, to purchase up to an additional 15% of the aggregate common shares to be sold pursuant to the Offering. The over-allotment option is comprised of 150,000 common shares from Intercap, Erba and Artuffo, pro rata in accordance with the shares being sold by each of them in the Offering. Docebo will not receive any of the proceeds of the sale of common shares by the Selling Shareholders. Each of the Selling Shareholders has agreed to a lock-up period of 90 days following closing of the Offering, during which time they will be restricted from disposing of any further securities of Docebo without the prior consent of Canaccord Genuity Corp. The common shares will be offered in Canada by way of a prospectus supplement to its base shelf prospectus. The prospectus supplement will also be filed with the U.S. Securities and Exchange Commission as a supplement to the base shelf prospectus included in Docebo’s effective registration statement on Form F-10 (File No. 333-251046) under the U.S.-Canada multijurisdictional disclosure system (MJDS). The public offering will be made in Canada only by means of the base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and preliminary prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and prospectus supplement, when available, can be found on SEDAR at www.sedar.com, and a copy of the registration statement and the prospectus supplement, when available, can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

Closing of the Offering is expected to occur on or about September 23, 2021, or such other date as may be agreed upon by the Selling Shareholders and the Underwriters, subject to customary closing conditions. Prospective investors should read the base shelf prospectus and prospectus supplement as well as the registration statement before making an investment decision. No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. About Docebo Docebo is redefining the way enterprises leverage technology to create content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization. For further information, please contact: Dennis Fong, Investor Relations (416) 283-9930 investors@docebo.com Forward-looking Information This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including statements regarding the proposed Offering and closing of the Offering. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to that all conditions to completion of the Offering will be satisfied or waived and those factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form for the year ended December 31, 2020 as well as in our most recent MD&A, which are available under our profile on SEDAR at www.sedar.com, and should be considered carefully by prospective investors. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.